Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                 March 3, 2017


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1576
        Income & Treasury Limited Duration Portfolio of Funds, Series 51
                       File Nos. 333-215752 and 811-03763
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Dear Mr. Bartz:

     This letter is in response to your comment given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1576, filed on January 26, 2017, with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the Income & Treasury Limited Duration Portfolio of Funds, Series 51 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Risks

     1. The duration example in the seventh bullet uses a duration of five years. Please confirm that the average weighted duration of the fixed-income securities held indirectly by the Trust is approximately five years or less. If not, please revise this example to reflect the average weighted duration of the fixed-income securities.

     Response: The sponsor confirm that the average weighted duration of the fixed-income securities is approximately five years or less and, therefore, the example does not need to be revised.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren